SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ZENITECH CORPORATION

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(Name of Issuer)

Common Stock, $0.0001 par value

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(Title of Class of Securities)

98935H 106

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(CUSIP NUMBER)

1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China

(86) 0594-6258386

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 09, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.	98935H 106
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Zhiliang FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

7.	SOLE VOTING POWER
11,500,000

8.	SHARED VOTING POWER
None

9.	SOLE DISPOSITIVE POWER
11,500,000

10.	SHARED DISPOSITIVE POWER
None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ] (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.97%*

14.	TYPE OF REPORTING PERSON
IN

* Based upon 14,380,266 shares of the Issuer’s common stock issued and outstanding as of July 09, 2013.

Item 1. Security and Issuer

This statement relates to the purchase by the Reporting Person of 11,500,000 Shares of the common stock, $.0001 par value (the "Shares"), of Zenitech Corporation (the "Issuer"), having its principal executive offices at 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China.

Item 2. Identity and Background

(a)	The reporting person for purposes of this statement is Zhiliang Fang (the "Reporting Person").

(b)	The business address of the Reporting Person is 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China.

(c)	The Reporting Person's principal business is that of investing in other business entities.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The citizenship of the Reporting Person is the People’s Republic of China.

Item 3. Source and Amount of Funds

The source of the funds, in the aggregate sum of $113,560, used by the Reporting Person to acquire the Shares to which this statement relates was personal funds.

Item 4. Purpose of Transaction

The Reporting Person purchased the Shares, constituting a controlling interest in the Issuer, with the intention of using the Issuer as a vehicle to acquire the business operations of a third party or to be acquired by an operating business entity (either, a "Business Transaction").

(a)	Except for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

(b)	Except for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

(c)	Except for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

(d)	Immediately following purchase of the Shares, Hong Yang appointed the Reporting Person as a Director of the Issuer and as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer, to serve until his successor is elected and qualified or upon his earlier death, resignation or removal pursuant to the Issuer's by-laws.

(e)	Except for the change of control which resulted from the purchase of the Shares by the Reporting Person and for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

(f)	Except for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

(g)	Except for the proposed Business Transaction as it relates to the Reporting Person, the Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

(h)	The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a)	Following purchase of the Shares, the Reporting Person owns an aggregate of 11,500,000 shares of the Common Stock, constituting 79.97% of the issued and outstanding shares of the Issuer's Common Stock based upon the 14,380,266 shares of Issuer's Common Stock issued and outstanding as of July 09, 2013.

(b)	The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

(c)	The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

(d)	No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. As disclosed under Item 4(d) above, the Reporting Person was appointed a director of the Issuer and appointed as President, Chief executive officer effective on June 28, 2013 and Chairman of the Board of Directors of the Issuer effective on July 09, 2013.

Item 7. Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2013

/s/ Zhiliang Fang
Zhiliang Fang

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